BRIDGEPORT VENTURES INC.

CONDENSED CONSOLIDATED INTERIM FINANCIAL
STATEMENTS

FOR THE THREE MONTHS ENDED
JULY 31, 2011

(EXPRESSED IN CANADIAN DOLLARS)
(UNAUDITED)

Management's Responsibility for
Condensed Consolidated Interim Financial Statements

The accompanying unaudited condensed consolidated interim financial statements of Bridgeport Ventures Inc. (the "Company") are the responsibility of management and the Board of Directors.

The unaudited condensed consolidated interim financial statements have been prepared by management, on behalf of the Board of Directors, in accordance with the accounting policies disclosed in the notes to the unaudited condensed consolidated interim financial statements. Where necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the statement of financial position date. In the opinion of management, the unaudited condensed consolidated interim financial statements have been prepared within acceptable limits of materiality and are in accordance with International Accounting Standard 34-Interim Financial Reporting using accounting policies consistent with International Financial Reporting Standards appropriate in the circumstances.

Management has established processes, which are in place to provide it sufficient knowledge to support management representations that it has exercised reasonable diligence that (i) the unaudited condensed consolidated interim financial statements do not contain any untrue statement of material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it is made, as of the date of, and for the periods presented by, the unaudited condensed consolidated interim financial statements and (ii) the unaudited condensed consolidated interim financial statements fairly present in all material respects the financial condition, results of operations and cash flows of the Company, as of the date of and for the periods presented by the unaudited condensed consolidated interim financial statements.

The Board of Directors is responsible for reviewing and approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities. An Audit Committee assists the Board of Directors in fulfilling this responsibility. The Audit Committee meets with management to review the financial reporting process and the unaudited condensed consolidated interim financial statements together with other financial information of the Company. The Audit Committee reports its findings to the Board of Directors for its consideration in approving the unaudited condensed consolidated interim financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

(signed) "Shastri Ramnath"	(signed) "Carmelo Marrelli"
Shastri Ramnath	Carmelo Marrelli
President and Chief Executive Officer	Chief Financial Officer

Toronto, Canada
September 28, 2011

Bridgeport Venture Inc.
Condensed Consolidated Interim Statements of Financial Position
(Expressed in Canadian dollars)
(Unaudited)

	As at	As at	As at
	July 31,	April 30,	May 1,
	2011	2011	2010
		(note 18)	(note 18)

ASSETS

Current assets
Cash and cash equivalents (note 6)	$19,838,617	$22,870,894	$11,137,382
Amounts receivable and other assets (note 7)	107,013	328,637	130,342
Available-for-sale investment	268,000	280,000	-
	20,213,630	23,479,531	11,267,724

Interest in exploration properties and deferred exploration
expenditures (note 8)	8,526,696	7,578,011	3,416,271
Equipment (note 9)	40,005	42,902	26,007
Total assets	$28,780,331	$31,100,444	$14,710,002

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities (note 10)	$223,931	$1,046,868	$325,079

Equity
Share capital (note 11)	31,364,501	31,364,501	11,798,967
Reserves	8,283,084	7,999,728	4,697,259
Accumulated other comprehensive income	163,000	175,000	-
Accumulated deficit	(11,254,185)	(9,485,653)	(2,111,303)
Total equity	28,556,400	30,053,576	14,384,923
Total equity and liabilities	$28,780,331	$31,100,444	$14,710,002

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Nature of operations and going concern (note 1)

Approved on behalf of the Board:

(Signed) "Hugh Snyder", Director

(Signed) "Graham Clow", Director

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statement of Loss and Comprehensive Loss
(Expressed in Canadian dollars)
(Unaudited)

	Three Months Ended	Thee Months Ended
	July 31, 2011	July 31, 2010
		(note 18)

Operating expenses
General and administrative (note 15)	$667,349	$695,082
	(667,349)	(695,082)
Interest income	71,639	17,694
Foreign exchange gain (loss)	(98,250)	6,327
Write-off of exploration property and related receivable	(1,074,572)	-
Net loss for the period	(1,768,532)	(671,061)
Unrealized loss on available-for-sale investment	(12,000)	-
Net loss and comprehensive loss for the period	$(1,780,532)	$(671,061)
Basic and diluted net loss per share (note 12)	$(0.03)	$(0.02)
Weighted average number of common shares outstanding	50,579,600	28,038,880

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statement of Cash Flow
(Expressed in Canadian dollars)
(Unaudited)

	Three Months Ended	Three Months Ended
	July 31, 2011	July 31, 2010
		(note 18)

Operating activities
Net loss for the period	$(1,768,532)	$(671,061)
Adjustments for:
Amortization	2,897	1,725
Share-based payments	283,356	236,875
Write-off of exploration property and related receivable	1,074,572	-
Non-cash working capital items:
Amounts receivable and other assets	(30,716)	(78,501)
Amounts payable and other liabilities	(81,109)	(209,257)
Net cash used in operating activities	(519,532)	(720,219)

Investing activities
Expenditure on exploration properties	(2,512,745)	(581,594)
Additions to equipment	-	(3,127)
Net cash used in investing activities	(2,512,745)	(584,721)

Financing activities
Issue of securities	-	2,500
Net cash provided by financing activities	-	2,500
Net change in cash and cash equivalents	(3,032,277)	(1,302,440)
Cash and cash equivalents, beginning of period	22,870,894	11,137,382
Cash and cash equivalents, end of period	$19,838,617	$9,834,942

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statement of Changes in Equity
(Expressed in Canadian dollars)
(Unaudited)

Equity attributable to shareholders

		Reserves
				Accumulated
	Share		Contributed	other	Accumulated
	capital	Warrants	surplus	comprehensive loss	deficit	Total

Balance, May 1, 2010	$11,798,967	$3,679,500	$1,017,759	$-	$(2,111,303)	$14,384,923
Exercise of warrants	2,500	-	-	-	-	2,500
Fair value of warrants exercised	266	(266)	-	-	-	-
Share-based payments
Officers and directors	-	-	107,344	-	-	107,344
Employee	-	-	5,690	-	-	5,690
Consultants	-	-	123,841	-	-	123,841
Net loss for the period	-	-	-	-	(671,061)	(671,061)

Balance, July 31, 2010	11,801,733	3,679,234	1,254,634	-	(2,782,364)	13,953,237
Public offering, net of costs	13,885,090	2,003,127	-	-	-	15,888,217
Exercise of warrants	450,100	-	-	-	-	450,100
Fair value of warrants exercised	99,878	(99,878)	-	-	-	-
Warrants expired	-	(25,772)	25,772	-	-	-
Acquisition of exploration properties	5,175,000	-	-	-	-	5,175,000
Step-up warrants issued	(47,300)	47,300	-	-	-	-
Share-based payments
Officers and directors	-	-	925,156	-	-	925,156
Employee	-	-	24,391	-	-	24,391
Consultants	-	-	165,764	-	-	165,764
Unrealized gain on available-for-sale securities, net of tax of $25,000	-	-	-	175,000	-	175,000
Net loss for the period	-	-	-	-	(6,703,289)	(6,703,289)

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,485,653)	$30,053,576

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Condensed Consolidated Interim Statement of Changes in Equity (continued)
(Expressed in Canadian dollars)
(Unaudited)

Equity attributable to shareholders

		Reserves
				Accumulated
	Share		Contributed	other	Accumulated
	capital	Warrants	surplus	comprehensive loss	deficit	Total

Balance, April 30, 2011	$31,364,501	$5,604,011	$2,395,717	$175,000	$(9,485,653)	$30,053,576
Share-based payments
Officers and directors	-	-	238,978	-	-	238,978
Employee	-	-	7,570	-	-	7,570
Consultants	-	-	36,808	-	-	36,808
Unrealized loss on available-for-sale securities	-	-	-	(12,000)	-	(12,000)
Net loss for the period	-	-	-	-	(1,768,532)	(1,768,532)

Balance, July 31, 2011	$31,364,501	$5,604,011	$2,679,073	$163,000	$(11,254,185)	$28,556,400

The accompanying notes to the unaudited condensed consolidated interim financial statements are an integral part of these statements.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

1.	Nature of operations and going concern

Bridgeport Ventures Inc. (the “Company” or "Bridgeport") was incorporated under the laws of the Province of Ontario, Canada by Articles of Incorporation dated May 10, 2007. The Company is engaged in the acquisition, exploration and development of properties for the mining of precious and base metals. Bridgeport has operations in Latin America, the United States and Canada. The Company is in the process of exploring its exploration properties for mineral resources and has not determined whether the properties contain economically recoverable reserves.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. The Company's interest in exploration properties are subject to the risk of increases in taxes and royalties, renegotiation of contracts, currency exchange fluctuations and political uncertainty. The recoverability of the carrying value of interest in exploration properties and the Company’s continued existence is dependent upon the preservation of its interest in the underlying properties, the discovery of economically recoverable reserves, the achievement of profitable operations, or the ability of the Company to raise alternative financing, if necessary, or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write-downs of the carrying values.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements. The Company's assets may also be subject to increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and restrictions and political uncertainty.

The unaudited condensed consolidated interim financial statements of the Company for the three months ended July 31, 2011 were reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on September 28, 2011.

These unaudited condensed consolidated interim financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. The Company has incurred losses in the current and prior periods, with a net loss of $1,768,532 for the three months ended July 31, 2011 and has an accumulated deficit of $11,254,185 to July 31, 2011 (April 30, 2011 -$9,485,653 and May 1, 2010 - $2,111,303). In addition, the Company had working capital of $19,989,699 at July 31, 2011 (April 30, 2011 - working capital of $22,432,663 and May 1, 2010 - $10,942,645). These circumstances cast significant doubt as to the Company's ability to continue as a going concern and, accordingly, the ultimate use of accounting principles applicable to a going concern. The Company’s ability to continue as a going concern is dependent upon its obtaining additional financing and eventually achieving profitable production in the future. The Company is currently evaluating various options in order to address its financing needs. There can be no assurance that the Company's financing activities will continue to be successful or sufficient.

These unaudited condensed consolidated interim financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and condensed consolidated interim statement of financial position classifications that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations. Such adjustments could be material.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies

(a) Basis of preparation and adoption of International Financial Reporting Standards ("IFRS")

The Company previously prepared its financial statements in accordance with Canadian generally accepted accounting principles ("GAAP") as set out in the Handbook of the Canadian Institute of Chartered Accountants (“CICA Handbook”). In 2010, the CICA Handbook was revised to incorporate IFRS, and require publicly accountable enterprises to apply such standards effective for years beginning on or after January 1, 2011. Accordingly, the Company has commenced reporting on this basis in these unaudited condensed consolidated interim financial statements. In these financial statements, the term "Canadian GAAP" refers to GAAP before the adoption of IFRS.

These unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS applicable to the preparation of interim financial statements, including IAS 34 and IFRS 1. Subject to certain transition elections disclosed in note 18, the Company has consistently applied the same accounting policies in its opening IFRS statement of financial position at May 1, 2010 and throughout all periods presented, as if these policies had always been in effect. Note 18 discloses the impact of the transition to IFRS on the Company's reported financial position, financial performance and cash flows, including the nature and effect of significant changes in accounting policies from those used in the Company’s financial statements for the year ended April 30, 2011.

The policies applied in these unaudited condensed consolidated interim financial statements are based on IFRS issued and outstanding as of September 28, 2011, the date the Board of Directors approved the statements. Any subsequent changes to IFRS that are given effect in the Company’s annual financial statements for the year ending April 30, 2012 could result in restatement of these unaudited condensed consolidated interim financial statements, including the transition adjustments recognized on change-over to IFRS.

These unaudited condensed consolidated interim financial statements should be read in conjunction with the Company’s Canadian GAAP annual financial statements for the year ended April 30, 2011.

(b) Basis of consolidation

The unaudited condensed consolidated interim financial statements incorporate the financial statements of Bridgeport Ventures Inc. and its subsidiaries. All intercompany transactions, balances, income and expenses are eliminated upon consolidation.

Subsidiaries are those entities which Bridgeport Ventures Inc. controls by having the power to govern the financial and operating policies. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether Bridgeport Ventures Inc. controls another entity. Subsidiaries are fully consolidated from the date on which control is obtained by Bridgeport and are de-consolidated from the date that control ceases.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(b) Basis of consolidation (continued)

The following entities have been consolidated within the unaudited condensed consolidated interim financial statements:

	Country of incorporation	Principal activity

Bridgeport Ventures Inc.	Canada	Parent company
Rio Condor Resources S.A.(1)	Chile	Exploration company
Bridgeport Gold Inc.(2)	United States of America	Exploration company

(1)	100% owned by Bridgeport
(2)	100% owned by Bridgeport.

(c) Foreign currency translation

The functional currency, as determined by management, of Bridgeport and each of its subsidiaries is the Canadian dollar. For the purpose of the unaudited condensed consolidated interim financial statements, the results and financial position are expressed in Canadian dollars.

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the period end exchange rates are recognised in the unaudited condensed consolidated interim statement of loss and comprehensive loss. Non monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

(d) Financial instruments

The Company’s financial instruments consist of the following:

Financial assets:	Classification:
Cash and cash equivalents	Loans and receivables
Available-for-sale investment	Available for sale
Amounts receivable	Loans and receivables

Financial liabilities:	Classification:
Amounts payable and other liabilities	Other financial liabilities

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(d) Financial instruments (continued)

Loans and receivables:

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are initially recognized at fair value plus any directly attributable transaction costs. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, less any impairment losses.

Available for sale:

Available-for-sale investments are non-derivative financial assets that are either designated in this category or not classed in any other categories. Available-for-sale investments are carried at fair value at initial recognition. Changes to the fair value of available-for-sale investments are recognized in other comprehensive income. When available-for-sale investments are sold or impaired, the accumulated fair value adjustments recognized in accumulated other comprehensive income are included in the statement of loss as "gains and losses from available-for-sale investments".

Other financial liabilities:

Other financial liabilities are recognized initially at fair value net of any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest and any transaction costs over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or (where appropriate) to the net carrying amount on initial recognition.

Other financial liabilities are de-recognized when the obligations are discharged, cancelled or expired.

Impairment of financial assets:

Financial assets are assessed for indicators of impairment at the end of each reporting period. Financial assets are impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial assets, the estimated future cash flows of the financial assets have been negatively impacted.

Financial instruments recorded at fair value:

Financial instruments recorded at fair value on the condensed interim consolidated statements of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(d) Financial instruments (continued)

  Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets or liabilities;
  Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices); and
  Level 3 - valuation techniques using inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As of July 31, 2011, April 30, 2011 and May 1, 2010, other than the available-for-sale investment, none of the Company’s financial instruments are recorded at fair value on the condensed consolidated interim statement of financial position based on their classification.

(e) Impairment of non-financial assets

At the end of each reporting period, the Company reviews the carrying amounts of its non-financial assets with finite lives to determine whether there is any indication that those assets are impaired. Where such an indication exists, the recoverable amount of the asset is estimated. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or CGUs which includes building and equipment in the exploration and evaluation property). The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant CGU). An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

(f) Exploration and evaluation expenditures

The Company is in the exploration stage with respect to its investment in exploration properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of its interest in properties. Such costs include, but are not exclusive to, geological, geophysical studies, exploratory drilling and sampling. The aggregate costs related to abandoned mineral properties are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment. An impairment charge relating to a mineral property is subsequently reversed when new exploration results or actual or potential proceeds on sale or farmout of the property result in a revised estimate of the recoverable amount but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

The recoverability of amounts shown for interest in exploration properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on exploration properties when amounts received or receivable are in excess of the carrying amount.

All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(g) Cash and cash equivalents

Cash and cash equivalents in the statements of financial position comprise cash at banks, and guaranteed investment certificates with an original maturity of three months or less, and which are readily convertible into a known amount of cash. The Company’s cash and cash equivalents are invested with major financial institutions in business accounts and guaranteed investment certificates that are available on demand by the Company for its programs. The Company does not invest in any asset-backed deposits/investments.

(h) Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Amortization is recognized based on the cost of an item of equipment, less its estimated residual value, over its estimated useful life at the following rates:

Detail	Percentage	Method
Computer equipment	30%	Declining balance
Software	20%	Declining balance
Office equipment	20%	Declining balance
Structures	20%	Declining balance
Machinery and equipment	30%	Declining balance

An asset's residual value, useful life and depreciation method are reviewed, and adjusted if appropriate, on an annual basis.

(i) Provisions

A provision is recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation, and the amount of the obligation can be reliably estimated. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

A provision for onerous contracts is recognized when the expected benefits to be derived by the Company from a contract are lower than the unavoidable cost of meeting its obligations under the contract.

(j) Share based payment transactions

The fair value of share options granted to employees and non-employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company.

The fair value is measured at the grant date and recognized over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option-pricing model, taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest based on estimate of forfeiture rate.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(k) Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in statement of loss and comprehensive loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

In general, deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements unless such differences arise from goodwill or the initial recognition (other than in a business combination) of other assets or liabilities in a transaction that affects neither the taxable profit nor the accounting profit or loss. Deferred income tax is determined on a non-discounted basis using tax rates and laws that have been enacted or substantively enacted at the statement of financial position date and are expected to apply when the deferred tax asset or liability is settled. Deferred tax assets are recognized to the extent that it is probable that the assets can be recovered.

Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except, in the case of subsidiaries, where the timing of the reversal of the temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred income tax assets and liabilities are presented as non-current. Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Tax on income in interim periods is accrued using the tax rate that would be applicable to expected total annual earnings.

(l) Restoration, rehabilitation and environmental obligations

A legal or constructive obligation to incur restoration, rehabilitation and environmental costs may arise when environmental disturbance is caused by the exploration, development or ongoing production of a mineral property interest. Such costs are discounted to their net present value using a risk-free rate and are provided for and capitalized at the start of each project to the carrying amount of the asset, as soon as the obligation to incur such costs arises. Discount rates using a pretax rate that reflects the time value of money are used to calculate the net present value. These costs are charged against profit or loss over the economic life of the related asset, through amortization using either a unit-of-production or the straight-line method as appropriate. The related liability is adjusted for each period for the unwinding of the discount rate and for changes to the current market-based discount rate, amount or timing of the underlying cash flows needed to settle the obligation. Costs for restoration of subsequent site damage that is created on an ongoing basis during production are provided for at their net present values and charged against profits as extraction progresses.

The Company has no material restoration, rehabilitation and environmental costs at July 31, 2011, April 30, 2011 and May 1, 2010 as the disturbance to date is minimal.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(m) Loss per share

The Company presents basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all warrants and options outstanding that may add to the total number of common shares. The Company's diluted loss per share does not include the effect of stock options and warrants as they are anti-dilutive.

(n) Significant accounting judgments and estimates

The preparation of these unaudited condensed consolidated interim financial statements requires management to make certain estimates, judgments and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. These unaudited condensed consolidated interim financial statements include estimates that, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the unaudited condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and future periods if the revision affects both current and future periods. These estimates are based on historical experience, current and future economic conditions and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

Critical accounting estimates

Significant assumptions about the future that management has made that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

  All inputs used in the Black-Scholes model for determining the fair value of share based payment transactions and warrants issued;
  Valuation and recoverability of the Company's interest in exploration properties and deferred exploration expenditures;
  Valuation of available-for-sale investment;
  The assumptions used for determining the amount of deferred income taxes and deferred income tax assets and liabilities including future income tax rate and recoverability;
  Management's assumptions in determining the functional currencies of the Company's subsidiaries;
  Management's assumption of no material restoration, rehabilitation and environmental provisions, based on the facts and circumstances that existed during the period; and
  Going concern presentation of the financial statements which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2. Significant accounting policies (continued)

(o) New accounting standards and interpretations

Certain pronouncements were issued by the IASB ("International Accounting Standard Board") or the IFRIC ("International Financial Reporting Interpretation Committee") that are mandatory for accounting periods after December 31, 2010 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the table below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

(i) IFRS 9 – Financial instruments (“IFRS 9”) was issued by the IASB in October 2010 and will replace IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward unchanged to IFRS 9. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013. IASB has proposed to move the effective date of IFRS 9 to January 1, 2015.

(ii) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. IFRS 10 is effective for annual periods beginning on or after January 1, 2013. Earlier adoption is permitted.

(iii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. IFRS 11 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

2.	Significant accounting policies (continued)

(o) New accounting standards and interpretations (continued)

(iv) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. IFRS 12 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(v) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. The key points of IFRS 13 are as follows:

  fair value is measured using the price in a principal market for the asset or liability, or in the absence of a principal market, the most advantageous market;
  financial assets and liabilities with offsetting positions in market risks or counterparty credit risks can be measured on the basis of an entity’s net risk exposure;
  disclosures regarding the fair value hierarchy has been moved from IFRS 7 to IFRS 13, and further guidance has been added to the determination of classes of assets and liabilities;
  a quantitative sensitivity analysis must be provided for financial instruments measured at fair value;
  a narrative must be provided discussing the sensitivity of fair value measurements categorised under Level 3 of the fair value hierarchy to significant unobservable inputs;
  and information must be provided on an entity’s valuation processes for fair value measurements categorized under Level 3 of the fair value hierarchy.

IFRS 13 is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted.

(vi) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. The amendments to IAS 1 are effective for annual periods beginning on or after July 1, 2012.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

3.	Capital risk management

The Company manages its capital with the following objectives:

  to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
  to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and actively makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by management and the Board of Directors on an ongoing basis. As discussed on Note 1, the Company's ability to continue to carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is updated based on activities related to its mineral properties. Relevant information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three months ended July 31, 2011.

The Company is not subject to any capital requirements imposed by a lending institution.

4.	Financial risk management

The Company's activities expose it to a variety of financial risks: credit risk, liquidity risk and market risk (including interest rate, foreign currency risk and commodity and equity price risk). Financial risk management is carried out by the Company's management team with guidance from the Audit Committee and Board of Directors.

(i) Credit risk

The Company's credit risk is primarily attributable to cash and cash equivalents and amounts receivable. Cash and cash equivalents consist of cash, high interest savings accounts and certificates of deposit at select Canadian financial institutions, from which management believes the risk of loss to be remote. Financial assets included in amounts receivable consist of goods and services tax and harmonized sales tax due from the Government of Canada, deposits with service providers, amounts owing from the Chilean government and amounts owing from various landowners in Chile. Amounts receivable are in good standing as of July 31, 2011. Management believes that the credit risk concentration with respect to the financial instruments included in cash and cash equivalents and amounts receivable is remote.

(ii) Liquidity risk

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due. The Company’s liquidity and operating results may be adversely affected if its access to the capital market is hindered, whether as a result of a downturn in stock market conditions generally or matters specific to the Company. The Company generates cash flow primarily from its financing activities. As at July 31, 2011, the Company had cash and cash equivalents of $19,838,617 (April 30, 2011 - $22,870,894, May 1, 2010 - $11,137,382) to settle current liabilities of $223,931 (April 30, 2011 - $1,046,868 and May 1, 2010 - $325,079). All of the Company's financial liabilities have contractual maturities of less than 30 days and are subject to normal trade terms. The Company regularly evaluates its cash position to ensure preservation and security of capital as well as liquidity. As discussed on Note 1, the Company’s ability to continually meet its obligations and carry out its planned exploration activities is uncertain and dependent upon the continued financial support of its shareholders and securing additional financing.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial risk management (continued)

(iii) Market risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates and commodity and equity prices.

(a) Interest rate risk

The Company has cash and cash equivalents and no interest-bearing debt. The Company's current policy is to invest excess cash in high interest savings accounts and investment-grade certificates of deposit issued by its Canadian financial institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its Canadian financial institutions. Currently, the Company does not hedge against interest rate risk.

(b) Foreign currency risk

The Company's functional and reporting currency is the Canadian dollar and purchases are transacted in Canadian and US dollars and Chilean pesos. The Company funds certain operations, exploration and administrative expenses in Chile and the United States on a cash call basis using US dollar currency converted from select bank accounts held in Canada. The Company maintains US dollar bank accounts in Canada, the United Sates and Chile, and Chilean peso bank accounts in Chile. The Company is subject to gains and losses from fluctuations in the US dollar and Chilean peso against the Canadian dollar. The Company had the following significant balances in foreign currencies:

	July 31		April 30			May 1
	2011		2011			2010

Unites States Dollars
(Bank indebtedness) cash	$90,467	(1)	$(375,361	) (1)		$508,464	(1)
Amounts receivable and prepaids	$15,000	(1)	$1,082	(1)	$	- (1)
Accounts payable and accrued liabilities	$56,152	(1)	$20,196	(1)		$82,208	(1)

Chilean Peso
Amounts receivable and other assets	387,021	(2)	112,182,936	(2)		17,138,310	(2)
Amounts payable and other liabilities	62,628,561	(2)	199,755,213	(2)		10,568,652	(2)

(1) Denoted in United States Dollars: (July 31, 2011 - 1 United States Dollar = 0.9555 Canadian Dollars); (April 30, 2011 - 1 United States Dollar = 0.9464 Canadian Dollars); and (May 1, 2010 - 1 United States Dollar = 1.0158 Canadian Dollars); and
(2) Denoted in Chilean Peso: (July 31, 2011 - 1 Chilean Peso = 0.00209 Canadian Dollars); (April 30, 2011 - 1 Chilean Peso = 0.00206 Canadian Dollars); and (May 1, 2010 - 1 Chilean Peso = 0.001957 Canadian Dollars).

(c) Price risk

The Company is exposed to price risk with respect to commodity and equity prices. Equity price risk is defined as the potential adverse impact on the Company's earnings due to movements in individual equity prices or general movements in the level of the stock market. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices, as they relate to gold and copper, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company. As the Company's mineral properties are in the exploration stage, the Company does not hedge against commodity price risk. The Company's available-for-sale investment in Gondwana Gold Inc. ("Gondwana Gold") (formerly "China Opportunity Inc.") is subject to fair value fluctuations arising from changes in the equity and commodity markets.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

4.	Financial risk management (continued)

(iii) Market risk (continued)

Sensitivity analysis

Based on management's knowledge and experience of the financial markets, the Company believes the following movements are reasonably possible over a three month period:

(i) Cash equivalents are subject to floating interest rates. As at July 31, 2011, if interest rates had decreased/increased by 1% with all other variables held constant, the loss for the three months ended July 31, 2011 would have been approximately $49,000 higher/lower, as a result of lower/higher interest income from cash equivalents.

(ii) The Company is exposed to foreign currency risk on fluctuations of financial instruments that are denominated in US dollars and the Chilean peso related to cash balances, amounts receivable and accounts payable and accrued liabilities. As at July 31, 2011, a plus or minus 5% change in the foreign exchange rate with all other variables held constant would not have significant impact on the loss for the three months ended July 31, 2011 and the reported equity as at July 31, 2011.

(iii) The Company's available-for-sale investment in the common shares of Gondwana Gold is subject to fair value fluctuations. As at July 31, 2011, if the bid price of the common shares of Gondwana Gold had changed by 10% with all other variables held constant, the other comprehensive income for the three months ended July 31, 2011 before tax would have been approximately $27,000 higher/lower and reported shareholders' equity would have been approximately $27,000 higher/lower.

5.	Categories of financial instruments

	As at	As at	As at
	July 31,	April 30,	May 1,
	2011	2011	2010
Financial assets:
Loans and receivables
Cash and cash equivalents	$19,838,617	$22,870,894	$11,137,382
Amounts receivable	192	-	-
Available for sale financial asset	268,000	280,000	-
Financial liabilities:
Other financial liabilities
Amounts payable and other liabilities	$223,931	$1,046,868	$325,079

As at July 31, 2011, April 30, 2011 and May 1, 2010, the fair value of all the Company's financial instruments approximates the carrying value, due to their short-term nature.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

6.	Cash and cash equivalents

	As at	As at	As at
	July 31,	April 30,	May 1,
	2011	2011	2010

Cash (bank indebtedness)	$120,101	$(365,965)	$981,301
Cash equivalents	19,718,516	23,236,859	10,156,081
Total	$19,838,617	$22,870,894	$11,137,382

7.	Amounts receivable and other assets

	As at	As at	As at
	July 31,	April 30,	May 1,
	2011	2011	2010

Sales tax receivable - (Canada)	$66,652	$48,787	$48,993
Sales tax receivable - (Chile) (1)	-	230,784	16,586
Accounts receivable	192	-	-
Prepaid expenses	40,169	49,066	64,763
	$107,013	$328,637	$130,342

(1) Pursuant to the write off of the property in Chile, the Company has determined that there is uncertainty related to the collectability of the Chilean sales tax receivable. As a result of this uncertainty, management has established an allowance for the entire amount of the Chilean sales tax receivable totaling $252,340.

8.	Interest in exploration properties and deferred exploration expenditures

Three months ended July 31, 2011

	Nevada	McCart	Rosario
	Properties	Township	Properties
	(USA)	(Canada)	(Chile)
	(g)	(b)	(c)(d)(e)(f)	Total

Opening balance	$6,430,690	$171,596	$975,725	$7,578,011
Acquisition	-	-	(87,906)	(87,906)
Exploration	1,924,059	351	(65,587)	1,858,823
Write-off of exploration properties	-	-	(822,232)	(822,232)

Ending balance	$8,354,749	$171,947	$-	$8,526,696

Three months ended July 31, 2010

	McCart	Rosario
	Township	Properties
	(Canada)	(Chile)
	(b)	(c)(d)(e)(f)	Total

Opening balance	$263,860	$3,152,411	$3,416,271
Acquisition	-	52,590	52,590
Exploration	2,800	526,204	529,004

Ending balance	$266,660	$3,731,205	$3,997,865

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(a) Gold Rock Property Project

Pursuant to a December 18, 2007 option agreement and subsequent amendment, the Company entered into an agreement to acquire a 100% interest in six mining claims located near Dryden, Ontario. To acquire the first 50% interest, the Company was required to:

(i) Make a cash payment of $50,000(paid);
(ii) Make a cash payment of $25,000 on or prior to the December 18, 2009;
(iii) Issue 100,000 common shares of the Company or make a cash payment of $50,000 on or prior to December 18, 2009; and
(iv) Complete of a minimum of $100,000 in exploration expenditures on or prior to December 18, 2008 (completed), and $300,000 of exploration expenditures on or prior to December 18, 2010.

To acquire the second 50% interest, the Company was required to:

(i) Make a cash payment of $50,000 on or prior to December 18, 2011;
(ii) Issue 600,000 common shares of the Company or make a cash payment of $400,000 on or prior to December 18, 2011; and
(iii) Complete a minimum of $500,000 in exploration expenditures on or prior to December 18, 2012.

As a result of poor exploration results, the Company entered into a termination agreement regarding this property and consequently, related capitalized costs were written off during the year ended April 30, 2009 and is no longer engaged in additional exploration operations on this property.

(b) McCart Township

On November 11, 2008, the Company entered into an agreement to acquire a 100% interest in two mining claims (the “Claims”) located near McCart Township, Ontario. The Claims are subject to a 2% net smelter royalty (“NSR”). To acquire this interest, the Company is required to:

  Make a cash payment of $5,000 (paid); and
  Issue 150,000 common shares of the Company (issued and valued at $19,500).

Effective July 29, 2009, the Company issued an aggregate of 150,000 common shares in partial satisfaction of its obligations to acquire 100% interest in the McCart Township Claims. The value of the 150,000 common shares was calculated by applying the unit price of $0.13 pursuant to the initial public offering of the Company.

At anytime after the commencement of commercial production, the Company has the right to purchase 1% of the 2% NSR for $1,000,000.

During the year ended April 30, 2010, the Company acquired three additional mining claims located in the same Township subject to a 1% NSR (50% of which the Company has the right to purchase for $1,000,000), for cash consideration of $nil. Subsequent to the April 30, 2011, these three claims were cancelled.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(b) McCart Township (continued)

On August 24, 2010, Bridgeport granted to Gondwana Gold an option to acquire up to a 70% interest in the McCart Property. Gondwana Gold may earn an initial 50% interest in the McCart Property by satisfying the following commitments (the "Commitments"):

(i) making an initial cash payment to Bridgeport in the amount of $20,000 (received);
(ii) issuing an aggregate of 1,050,000 common shares (400,000 issued) to Bridgeport in tranches over a three year period; and
(iii) incurring an aggregate of $400,000 in exploration expenditures on the McCart Property in tranches over a three year period.

Gondwana Gold may earn an additional 20% interest in the McCart Property (for a total 70% interest) in the event it completes a bankable feasibility study within three years of earning its 50% interest.

On August 24, 2010, Bridgeport received $20,000 cash and 400,000 common shares of Gondwana Gold in accordance with the terms of the Agreement. The 400,000 common shares received were valued at $80,000 on August 24, 2010. As of July 31, 2011, the bid price of Gondwana Gold was $0.67 resulting in a unrealized loss of $9,000 which was recorded in other comprehensive loss for the three months ended July 31, 2011. At July 31, 2011, Gondwana Gold was valued at $268,000 using the bid price of the security.

On August 17, 2011, the Company signed an amending letter agreement (the "Amending Agreement") with Gondwana Gold to extend the time by which the Commitments must be satisfied until February 20, 2012 in exchange for an additional 25,000 Gondwana Gold shares to be issued to Bridgeport.

(c) Trillador Property

On July 5, 2010, the Company executed a letter of intent which provides that the Company would enter into an option agreement with an arm's length party to acquire a 100% interest in the Trillador property through its subsidiary, Rio Condor Resources S.A. ("Rio Condor"). The closing of the option agreement was to take place following a due diligence period. Under the terms of the proposed agreement with the property owners, the Company would be required to pay US$1.5 million over five years in order to acquire a 100% interest in the Trillador property. This acquisition was royalty free.

On August 27, 2010, the Trillador letter of intent was modified, whereby US$25,000 was required on signing (paid) as an advance payment of the first installment of the option agreement price. This amendment allowed Rio Condor a 120 business day grace period. As of January 31, 2011 (“Date of Closing”) the option agreement was executed and payment of US$25,000 was made (completing the total amount of the first installment of US$50,000). The option agreement was subsequently finalized. Cash payments in the aggregate of US$1.5 million are due as follows:

	US$

Date of Closing	$25,000	(paid) (1)
January 17, 2011	25,000	(paid) (1)
January 31, 2012	50,000
January 31, 2013	60,000
January 31, 2014	250,000
January 31, 2015	1,090,000

	$1,500,000

(1) US$50,000 Canadian equivalent equals $51,795.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(c) Trillador Property (continued)

Subsequent to July 31, 2011, the Company decided to terminate Trillador Property and Tamara Property, as a result, a total of $1,074,572 of mineral properties and related receivable related to Chile was written off during the three months ended July 31, 2011.

(d) SOESMI Property

Pursuant to an agreement entered into on December 3, 2009, Rio Condor would have paid US$1,000,000 over three years to acquire a 100% interest in the SOESMI mining concessions, which are contiguous to the concessions comprising the Rosario Property. The SOESMI claim group was subject to a 2% NSR that may be purchased for US$1,000,000. US$75,000 ($79,020) was paid on closing. In addition, in accordance with the payment terms, a further US$50,000 ($52,590) was paid on June 3, 2010. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$75,000	(paid)
June 3, 2010	50,000	(paid)
December 3, 2010	50,000	(not paid)
June 3, 2011	100,000	(not paid)
December 3, 2011	150,000
December 3, 2012	575,000

	$1,000,000

During the year ended April 30, 2011, the Company has determined not to make the next option payment due in respect of the SOESMI property, and to allow its rights in respect of such property to lapse. As a result, the Company has written off all costs associated with this project in the amount of $611,352.

(e) Simonetta Property

Subsequent to Bridgeport’s acquisition of Rio Condor, pursuant to an agreement entered into on January 23, 2010, Rio Condor would have paid US$1,000,000 over four years to acquire a 100% interest in the Simonetta mining concessions, which are contiguous to the concessions comprising the Rosario Property. This acquisition was royalty free. US$30,000 ($30,782) was paid on closing. Cash payments in the aggregate of US$1,000,000 were due as follows:

	US$

Date of signing the agreement	$30,000	(paid)
July 23, 2010	10,000	(paid)
January 23, 2011	65,000	(not paid)
January 23, 2012	150,000
January 23, 2013	245,000
January 23, 2014	500,000

	$1,000,000

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(e) Simonetta Property (continued)

The Company paid $10,359 (US$10,000) during the year ended April 30, 2011 relating to the Simonetta option agreement. Subsequent to the payment, through a letter and a public deed, both dated on February 7, 2011, Rio Condor provided notice to the owner of the Simonetta property that the payment of January 23, 2011 (US$65,000) would not be made. As a result, Rio Condor's rights in respect of such property have been forfeited and costs of $554,473 associated with the project have been written-off during the year ended April 30, 2011.

(f) Rosario Project

The Company had an option to pay US$10.4 million over a four year period to acquire a 100% interest in the properties known as the Rosario property (which includes the concessions known as the Rosario, Julia, Eliana I, Eliana II and Eliana III mining concessions) and the Tamara property. The Rosario property is subject to a 2% NSR which may be purchased for US$2 million. Tamara is royalty free. The Company was required to pay a total commission or management fee of US$500,000 over the same four year period. The vendors of Rosario and Eliana I were entitled to excavate a total of 6,000 tons per month from the property until the last payment is made.

To date, the Company has focused its exploration efforts on the Rosario property, and based on the assay results, style of copper mineralization, and discontinuity of the zones, management has decided that the property does not have the size potential for the Company to make a significant copper-gold discovery of 100 million tonnes or more. Accordingly, Bridgeport has determined to terminate its rights to the Rosario, Eliana I, II and III, and Julia mining concessions, which decision was carried out by not making the November 5, 2010 property payment of US $720,000. As a result, Rio Condor's rights in respect of such properties have been forfeited and costs of $3,309,120 associated with the project have been written-off during the year ended April 30, 2011.

The Company has retained its rights to the Tamara property. During the year ended April 30, 2011, the Company paid $56,111 (US$50,000) pursuant to the agreement relating to the Tamara property. The Company is entitled to maintain its rights to the Tamara property by making the following cash payments.

	Cash payments (US$)

November 5, 2009	$15,000	(paid)
November 5, 2010	35,000	(paid)
November 5, 2011	50,000
November 5, 2012	70,000
November 5, 2013	230,000
	$400,000

Subsequent to July 31, 2011, the Company decided to terminate Trillador Property and Tamara Property, as a result, a total of $1,074,572 of mineral properties and related receivable related to Chile was written off for the three months ended July 31, 2011.

(g) Nevada Portfolio

On November 16, 2010, Bridgeport acquired from Fronteer Gold Inc. (“Fronteer”) a 100% interest in certain mineral properties and a 50% leasehold interest in one property, in Nevada, USA. The properties are subject to a net smelter return royalty of up to 3%. On November 16, 2010, Bridgeport issued to Fronteer 4.5 million common shares (valued at approximately $5.2 million (see note 11(b)(ii)) in consideration of the acquisition. In addition to the properties acquired from Fronteer, Bridgeport has staked additional claims adjacent to the properties and intends to continue with its land acquisition effort.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

8.	Interest in exploration properties and deferred exploration expenditures (continued)

(h) Option Agreement with Orsa Ventures Corp.

On July 19, 2011, the Company entered into an option agreement (the "Option Agreement") with Orsa Ventures Corp. (“Orsa”) whereby Orsa can earn a 51% interest in Bridgeport’s Ashby Gold Property in Nevada through phased exploration expenditures, share payments and a cash payment to Bridgeport. Pursuant to the terms of the Option Agreement, Orsa has the option (the "First Option") to earn up to a 49% interest in the Ashby Property by:

a.	issuing to Bridgeport or its nominee an aggregate of 100,000 common shares of Orsa within three business days of receipt by Orsa of the approval of the TSX Venture Exchange to the Option Agreement;

b.	incurring an aggregate of $150,000 of exploration expenditures on the Ashby Property within one year of the date of the Option Agreement; and

c.	incurring $300,000 of cumulative exploration expenditures on the Ashby Property within two years of the date of the Option Agreement.

If Orsa exercises the First Option and acquires a 49% interest in the Ashby Property, it will have the option (the "Second Option") to acquire a further 2% interest in the Ashby Property (for an aggregate 51% interest) by paying Bridgeport $100,000 in cash and issuing to Bridgeport common shares having an aggregate value of $100,000 within a 90 day period.

Following the exercise of the First Option, and if applicable, the Second Option, Orsa and Bridgeport will form a joint venture for further exploration and development of the Ashby Property. If Orsa has exercised the Second Option, it will hold a 51% interest in the joint venture and will be the operator of the joint venture. If Orsa has not exercised the Second Option, Orsa will hold a 49% interest in the joint venture and Bridgeport will become the operator.

As at July 31, 2011, the Option Agreement remains subject to the approval of the TSX Venture Exchange and no common shares of Orsa have been received.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

9.	Equipment

	Computer		Office		Machinery and
Cost	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$7,852	$-	$336	$13,754	$5,056	$26,998
Additions	644	320	323	1,841	-	3,128
Balance, July 31, 2010	8,496	320	659	15,595	5,056	30,126
Additions (Disposal)	21,738	(5)	1,129	(28)	1	22,835
Balance, April 30, 2011	30,234	315	1,788	15,567	5,057	52,961
Balance, July 31, 2011	$30,234	$315	$1,788	$15,567	$5,057	$52,961

	Computer		Office		Machinery and
Accumulated amortization	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$450	$-	$8	$344	$189	$991
Amortization	580	40	24	717	365	1,726
Balance, July 31, 2010	1,030	40	32	1,061	554	2,717
Amortization	3,795	118	187	2,146	1,096	7,342
Balance, April 30, 2011	4,825	158	219	3,207	1,650	10,059
Amortization	1,906	39	79	618	255	2,897
Balance, July 31, 2011	$6,731	$197	$298	$3,825	$1,905	$12,956

	Computer		Office		Machinery and
Carrying value	equipment	Software	equipment	Structures	equipment	Total
Balance, May 1, 2010	$7,402	$-	$328	$13,410	$4,867	$26,007
Balance, July 31, 2010	$7,466	$280	$627	$14,534	$4,502	$27,409
Balance, April 30, 2011	$25,409	$157	$1,569	$12,360	$3,407	$42,902
Balance, July 31, 2011	$23,503	$118	$1,490	$11,742	$3,152	$40,005

10.	Amounts payable and other liabilities

	As at	As at	As at
	July 31,	April 30,	May 1,
	2011	2011	2010

Falling due within the year
Trade payables	$115,133	$857,529	$129,916
Accrued liabilities	108,798	189,339	195,163
	$223,931	$1,046,868	$325,079

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

11.	Share capital

a) Authorized share capital

The authorized share capital consisted of unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b) Common shares issued

The change in issued share capital for the periods were as follows:

	Number of
	common
	shares	Amount

Balance, May 1, 2010	28,036,000	$11,798,967
Exercise of warrants	5,000	2,500
Fair value of warrants exercised	-	266
Balance, July 31, 2010	28,041,000	11,801,733
Public offering, net of costs (i)	17,250,000	13,885,090
Acquisition of mineral properties (ii)	4,500,000	5,175,000
Exercise of warrants	788,600	450,100
Fair value of warrants exercised	-	99,878
Step-up warrants issued (note 13)	-	(47,300)
Balance, April 30, 2011 and July 31, 2011	50,579,600	$31,364,501

(i) On December 20, 2010 and January 7, 2011, the Company closed a public offering (the "Offering") and over allotment of 15,000,000 and 2,250,000 units ("Units"), respectively, of the Company at a price of $1.00 per Unit for cash consideration of $17,250,000. In connection with the Offering, the underwriters were paid a 6% agency fee totaling $1,035,000. Share issuance costs of $326,783 were incurred in relation to the Offering. Each Unit consisted of one common share of the Company and one-half of one common share purchase warrant (each whole such common share purchase warrant, a "Warrant"). Each Warrant will entitle the holder thereof to acquire one additional common share of the Company at an exercise price of $1.40 until December 20, 2010.

The grant date fair value of $1,805,000 was assigned to the 8,625,000 Warrants issued as part of Offering as estimated by using a fair value market technique incorporating the Black-Scholes option valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years. In addition, 1,035,000 compensation warrants ("Compensation Warrants") were issued to the underwriters. Each Compensation Warrant is exercisable into a unit for $1.00 with each unit comprised of one common share and one-half of one Warrant. The grant date fair value of $380,428 was assigned to the Compensation Warrants using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 66%, risk-free rate of return of 1.62% and an expected maturity of 2 years.

(ii) On November 15, 2010, Bridgeport issued to Fronteer 4.5 million common shares at $1.15 per share based on the market value of the shares at the time of issue, in consideration of the acquisition of certain Nevada properties (note 8 (g)).

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

12.	Net loss per common share

The calculation of basic and diluted loss per share for the three months ended July 31, 2011 was based on the loss attributable to common shareholders of $1,768,532 and the weighted average number of common shares outstanding of 50,579,600. Diluted loss per share did not include the effect of 28,825,000 warrants and 5,037,500 stock options as they are anti-dilutive.

13.	Warrants

The following table reflects the continuity of warrants for the period ended July 31, 2011:

	Number of
	warrants	Amount
Balance, May 1, 2010	19,690,200	$3,679,500
Exercised	(5,000)	(266)
Balance, July 31, 2010	19,685,200	3,679,234
Granted (note 11(b)(i))	9,660,000	2,003,127
Step-up warrants issued (i)(ii)(iii)	420,000	47,300
Exercised	(788,600)	(99,878)
Expired	(151,600)	(25,772)
Balance, April 30, 2011 and July 31, 2011	28,825,000	$5,604,011

(i) On January 31, 2011, 210,000 warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $42,000. As a result, 210,000 additional warrants were issued with an exercise price of $0.50 and an expiry date of October 7, 2014. The grant date fair value of $24,100 was assigned to the 210,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 73%, risk-free rate of return of of 1.84% and an expected maturity of 3.68 years.

(ii) On February 24, 2011, 100,000 broker warrants with an exercise price of $0.20 and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $20,000. As a result, 100,000 additional warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,300 was assigned to the 100,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.36% and an expected maturity of 3.62 years.

(iii) On April 6, 2011, 110,000 broker warrants with an exercise price of $0.20 per unit and expiry date of April 7, 2011 were exercised into common shares and warrants for cash proceeds of $22,000. As a result, 110,000 warrants were issued from the step up feature of the units with an exercise price of $0.50 and expiry date of October 7, 2014. The grant date fair value of $11,900 was assigned to the 110,000 warrants as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.51% and an expected maturity of 3.51 years.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

13.	Warrants (continued)

The following table reflects the actual stock options issued and outstanding as of July 31, 2011:

Number of
Warrants	Grant date ($)
Outstanding	fair value	Exercise Price ($)	Expiry Date

6,575,000	374,925	0.50	October 7, 2014
12,590,000	3,225,959	1.50	December 1, 2012
8,625,000	1,622,699	1.40	December 20, 2012
1,035,000	380,428	1.00	December 20, 2012

28,825,000	5,604,011	1.22

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options

The shareholders of the Company approved the stock option plan on December 18, 2007. Up to such number of common shares as is equal to 10% of the aggregate number of common shares issued and outstanding from time to time may be reserved for issue upon the exercise of options granted pursuant to the stock option plan.

The purpose of the stock option plan is to attract, retain and motivate directors, officers, employees and other service providers by providing them with the opportunity, through share options, to acquire a proprietary interest in the Company and benefit from its growth. The options are non-assignable and may be granted for a term not exceeding five years.

Stock options may be granted under the stock option plan only to directors, officers, employees and other service providers subject to the rules and regulations of applicable regulatory authorities and any Canadian stock exchange upon which the common shares may be listed or may trade from time to time. The total number of common shares which may be reserved for issuance to any one individual under the stock option plan within any one year period shall not exceed 5% of the outstanding issue. The maximum number of common shares which may be reserved for issuance to insiders under the stock option plan, any other employer stock option plans or options for services, shall be 10% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The maximum number of common shares which may be issued to insiders under the stock option plan, together with any other previously established or proposed share compensation arrangements, within any one year period shall be 10% of the outstanding issue. The maximum number of common shares which may be issued to any one insider and his or her associates under the stock option plan, together with any other previously established or proposed share compensation arrangements, within a one year period shall be 5% of the common shares outstanding at the time of the grant (on a non-diluted basis).

The maximum number of stock options which may be granted to any one consultant under the stock option plan, any other employer stock options plans or options for services, within any 12 month period, must not exceed 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis). The maximum number of stock options which may be granted to any persons performing investor relations services under the stock option plan, any other employer stock options plans or options for services, within any 12 month period must not exceed, in the aggregate, 2% of the common shares issued and outstanding at the time of the grant (on a non-diluted basis).

The exercise price of options issued may not be less than the fair market value of the common shares at the time the option is granted, less any allowable discounts.

The following reflects the continuity of stock options for the period ended July 31, 2011:

		Weighted Average
	Number of	Exercise Price
	Stock Options	($)
Balance, May 1, 2010 and July 31, 2010	2,400,000	1.21
Granted (10)(11)(12)(13)(14)	2,340,000	1.01
Forfeited (5)(9)	(75,000)	2.10
Cancelled (7)	(100,000)	2.40

Balance, April 30, 2011	4,565,000	1.06
Granted (16)(17)	472,500	0.54
Balance, July 31, 2011	5,037,500	1.01

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(1) On August 20, 2009, the Company granted 700,000 stock options to officers and directors of the Company exercisable for one common share each at a price of $0.35 per share for a five-year period. These stock options vested immediately. The grant date fair value of $56,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield 0%, expected volatility 100%, risk-free rate of return 2.6% and an expected maturity of 5 years. For the three months ended July 31, 2011 $nil (three months ended July 31,2010 - $nil) was expensed to share-based payments.

(2) On November 12, 2009, the Company granted 200,000 stock options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a five-year period expiring on November 12, 2014. The options vest as to one-third on the date of grant and one-third each on the first and second anniversaries of the date of grant. The grant date fair value of $172,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the three months ended July 31, 2011, $7,226 (three months ended July 31, 2010 - $ 21,677) was expensed to share-based payments.

(3) On November 17, 2009, the Company granted 250,000 stock options to a consultant of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.20 per share for a period of five years expiring on November 17, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $205,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 93%, risk-free rate of return of 2.6% and an expected maturity of 5 years. For the three months ended July 31, 2011, $8,612 (three months ended July 31, 2010 - $25,836) was expensed to share-based payments.

(4) On December 8, 2009, the Company granted 300,000 options to a director of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $300,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three months ended July 31, 2011, $12,603 (three months ended July 31, 2010 - $37,808) was expensed to share-based payments.

(5) On December 8, 2009, the Company granted 525,000 options to consultants of the Company pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.40 per share for a period of five years expiring on December 7, 2014. During the year ended April 30, 2011, 25,000 of these options were forfeited and as of July 31, 2011, 500,000 options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $525,000 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 92%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three months ended July 31, 2011, $21,005 (three months ended July 31, 2010 - $66,164) was expensed to share-based payments.

(6) On January 11, 2010, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.15 per share for a period of five years expiring on January 11, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $379,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 90%, risk-free rate of return of 2.7% and an expected maturity of 5 years. For the three months ended July 31, 2011, $15,953 (three months ended July 31, 2010 - $47,859) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(7) On January 25, 2010, the Company granted 100,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on January 25, 2015. During the year ended April 30, 2011, all of these stock options were cancelled and as of July 31, 2011, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $167,900 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.5% and an expected maturity of 5 years. For the three months ended July 31, 2011, $nil (three months ended July 31, 2010 - $21,160) was expensed to share-based payments.

(8) On February 1, 2010, the Company granted 25,000 stock options to an employee pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.40 per share for a period of five years expiring on February 1, 2015. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $45,150 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 89%, risk-free rate of return of 2.47% and an expected maturity of 5 years. For the three months ended July 31, 2011, $1,897 (three months ended July 31, 2010 - $5,690) was expensed to share-based payments.

(9) On March 10, 2010, the Company granted 50,000 stock options to a consultant pursuant to the Company's stock option plan, exercisable for one common share each at a price of $2.45 per share for a period of five years expiring on March 10, 2015. During the year ended April 30, 2011, all of these stock options were forfeited and as of July 31, 2011, nil options remain outstanding. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $84,750 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 87%, risk-free rate of return of 2.81% and an expected maturity of 5 years. For the three months ended July 31, 2011, $nil (three months ended July 31, 2010 - $10,681) was expensed to share-based payments.

(10) On September 23, 2010, the Company granted 400,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.05 per share for a period of five years expiring on September 23, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $273,600 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 81%, risk-free rate of return of 2.11% and an expected maturity of 5 years. For the three months ended July 31, 2011, $33,884 (three months ended July 31, 2010 - $nil) was expensed to share-based payments.

(11) On December 21, 2010, the Company granted 1,600,000 stock options to an officer pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on December 21, 2015. The options vest as to one-third on the date of grant and one-third on each of the first and second anniversaries of the date of grant. The grant date fair value of $940,800 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 77%, risk-free rate of return of 2.17% and an expected maturity of 5 years. For the three months ended July 31, 2011, $118,513 (three months ended July 31, 2010 - $nil) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

(12) On January 7, 2011, the Company granted 250,000 stock options to a director pursuant to the Company's stock option plan, exercisable for one common share each at a price of $1.00 per share for a period of five years expiring on January 7, 2016. The options vest as to one-third on the date of grant and one-third on the first and second anniversaries of the date of grant. The grant date fair value of $116,500 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 76%, risk-free rate of return of 2.24% and an expected maturity of 5 years. For the three months ended July 31, 2011, $14,675 (three months ended July 31, 2010 - $nil) was expensed to share-based payments.

(13) On March 15, 2011, the Company granted 35,000 options at $0.85 to an employee of the Company with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $11,375 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the three months ended July 31, 2011, $1,433 (three months ended July 31, 2010 - $nil) was expensed to share-based payments.

(14) On March 15, 2011, the Company granted 55,000 options at $1.00 to employees of the Company with an expiry date of March 15, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $16,720 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 74%, risk-free rate of return of 2.22% and an expected maturity of 5 years. For the three months ended July 31, 2011, $2,106 (three months ended July 31, 2010 - $nil) was expensed to share-based payments.

(15) During the year ended April 30, 2011, the expiry date of 200,000 fully vested options granted on August 20, 2009 to a former director was modified. The expiry date changed from August 20, 2014 to January 7, 2012. The former director resigned and became a consultant to the Company.

(16) On June 8, 2011, the Company granted 55,000 options at $0.85 to an employee and a consultant of the Company with an expiry date of June 8, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $11,550 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 72%, risk-free rate of return of 2.05% and an expected maturity of 5 years. For the three months ended July 31, 2011, $4,688 (three months ended July 31, 2010 - $nil) was expensed to share-based payments.

(17) On July 26, 2011, the Company granted 417,500 options at $0.50 to certain directors, officers, employees and consultants of the Company with an expiry date of July 26, 2016. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant. The grant date fair value of $119,823 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions: expected dividend yield of 0%, expected volatility of 71%, risk-free rate of return of 1.93% and an expected maturity of 5 years. For the three months ended July 31, 2011, $40,761 (three months ended July 31, 2010 - $nil) was expensed to share-based payments.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

14.	Stock options (continued)

Details of the stock options outstanding at July 31, 2011 are as follows:

			Weighted average
			remaining contractual
Number of	Exercisable		life (years) for
stock	stock	Exercise	number of stock	Expiry
options	options	price ($)	options granted	date

200,000	200,000	0.35	0.44	January 7, 2012
500,000	500,000	0.35	3.06	August 20, 2014
200,000	133,333	1.20	3.29	November 12, 2014
250,000	166,667	1.20	3.30	November 17, 2014
300,000	200,000	1.40	3.36	December 7, 2014
500,000	333,333	1.40	3.36	December 7, 2014
250,000	166,667	2.15	3.45	January 11, 2015
25,000	16,667	2.40	3.51	February 1, 2015
400,000	133,333	1.05	4.15	September 23, 2015
1,600,000	533,333	1.00	4.39	December 21, 2015
250,000	83,333	1.00	4.44	January 7, 2016
35,000	11,667	0.85	4.63	March 15, 2016
55,000	18,333	1.00	4.63	March 15, 2016
55,000	18,333	0.85	4.86	June 8, 2016
417,500	139,167	0.50	4.99	July 26, 2016

5,037,500	2,654,166	1.01	3.83

The weighted average exercise price of exercisable stock options as at July 31, 2011 is $0.99 (April 30, 2011 - $1.02) .

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

15.	General and administrative

	Three Months Ended	Three Months Ended
	July 31, 2011	July 31, 2010
Share-based payments	$283,356	$236,875
Salaries and benefits	142,124	59,519
Professional fees	62,321	224,819
Insurance	44,837	7,965
Rent	33,904	23,026
Administrative and general	33,098	11,717
Investor relations	28,287	-
Reporting issuer costs	24,546	21,845
Business development	6,047	73,682
Travel	4,480	31,053
Amortization	2,897	1,725
Meals and accommodation	1,452	2,856
	$667,349	$695,082

16.	Related party balances and transactions

Related parties include the Board of Directors, close family members and enterprises that are controlled by these individuals as well as certain persons performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties). The amounts due to related parties are unsecured, non-interest bearing and due on demand.

(a) the Company entered into the following transactions with related parties:

		Three Months Ended	Three Months Ended
		July 31, 2011	July 31, 2010
	Notes	$	$
Marrelli Support Services Inc.("MSSI")	(i)	13,099	13,600
DSA Corporate Services Inc. ("DSA")	(ii)	2,665	2,235
H.R. Snyder Consultants	(iii)	12,500	18,750

(i) The Chief Financial Officer ("CFO") of the Company is the president of MSSI. Fees relate to accounting services provided by MSSI. These costs are reflected in professional fees in the condensed consolidated interim statements of loss. As at July 31, 2011, MSSI was owed $17,848 (April 30, 2011 - $12,562 and May 1, 2010 - $12,226) and the amount was included in amounts payable and other liabilities.

(ii) The CFO of the Company is an officer of DSA. Fees relate to corporate secretarial services provided by DSA. These costs are reflected in professional fees in the condensed consolidated interim statements of loss. As at July 31, 2011, DSA was owed $1,034 (April 30, 2011 - $989 and May 1, 2010 - $919) and the amount was included in amounts payable and other liabilities.

(iii) Fees were paid to H.R. Snyder Consultants for Hugh Snyder to act as Chairman of the Company. H.R. Snyder Consultants is controlled by Hugh Snyder. These costs are reflected in salaries and benefits in the condensed consolidated interim statements of loss.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

16.	Related party balances and transactions (continued)

(b) Remuneration of Directors and key management personnel of the Company was as follows:

	Three Months Ended	Three Months Ended
	July 31,	July 31,
	2011	2010
	$	$

Salaries and benefits (1)	63,500	25,000
Share based payments	238,978	107,344

(1) The board of directors and select officers do not have employment or service contracts with the Company. Directors are entitled to director fees and stock options for their services and officers are entitled to stock options and cash remuneration for their services.

17.	Segmented information

July 31, 2011	Canada	Chile	United States	Total

Cash and cash equivalents	$19,777,225	$(5,666)	$67,058	$19,838,617
Amounts receivable and other assets	91,869	811	14,333	107,013
Available-for-sale investment	268,000	-	-	268,000

	20,137,094	(4,855)	81,391	20,213,630
Interest in exploration properties and deferred exploration expenditures	171,947	-	8,354,749	8,526,696
Equipments	21,550	18,455	-	40,005

	$20,330,591	$13,600	$8,436,140	$28,780,331

April 30, 2011	Canada	Chile	United States	Total

Cash and cash equivalents	$22,861,023	$(1,828)	$11,699	$22,870,894
Amounts receivable and other assets	82,633	231,808	14,196	328,637
Available-for-sale investment	280,000	-	-	280,000

	23,223,656	229,980	25,895	23,479,531
Interest in exploration properties and deferred exploration expenditures	171,596	975,725	6,430,690	7,578,011
Equipments	23,297	19,605	-	42,902

	$23,418,549	$1,225,310	$6,456,585	$31,100,444

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

17.	Segmented information (continued)

May 1, 2010	Canada	Chile	United States	Total

Cash and cash equivalents	$11,027,755	$109,627	$-	$11,137,382
Amounts receivable and other assets	96,681	33,661	-	130,342

	11,124,436	143,288	-	11,267,724
Interest in exploration properties and deferred exploration expenditures	263,860	3,152,411	-	3,416,271
Equipments	5,156	20,851	-	26,007

	$11,393,452	$3,316,550	$-	$14,710,002

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS

(i) Overview

As stated in Significant accounting policies (note 2), these are the Company’s first unaudited condensed consolidated interim financial statements prepared in accordance with IFRS as issued by the IASB.

The policies set out in the Significant accounting policies section have been applied in preparing the financial statements for the three months ended July 31, 2011 and in the preparation of an opening IFRS balance sheet at May 1, 2010 (the Transition Date).

(ii) First-time adoption of IFRS

The adoption of IFRS requires the application of IFRS 1, which provides guidance for an entity’s initial adoption of IFRS. IFRS 1 generally requires retrospective application of IFRS as effective at the end of its first annual IFRS reporting period. However, IFRS 1 also provides certain optional exemptions and mandatory exceptions to this retrospective treatment.

The Company has elected to apply the following optional exemption in its preparation of an opening IFRS statement of financial position as at May 1, 2010.

  To apply IFRS 3 Business Combination only to past business combinations that occurred after the date of transition to IFRS (May 1, 2010).
  To apply IFRS 2 Share-based Payments only to equity instruments that were issued after November 7, 2002 and had not vested by the Transition Date.

IFRS 1 does not permit changes to estimates that have been made previously. Accordingly, estimates used in the preparation of the Company’s opening IFRS statement of financial position as at the Transition Date are consistent with those that were made under Canadian GAAP.

The Company’s Transition Date IFRS unaudited consolidated statement of financial position as of May 1, 2010 is included as comparative information in the unaudited condensed consolidated interim statements of financial position in these financial statements.

(iii) Changes to accounting policies

The Company has changed certain accounting policies in accordance with IFRS. The policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of September 28, 2011. Any subsequent changes to IFRS that are given effect in the Company's first annual financial statements for the year ending April 30, 2012 could result in a restatement of these unaudited condensed consolidated interim financial statements. The changes to its accounting policies have resulted in certain changes to the recognition and measurement of assets, liabilities, equity, and expenses within its financial statements.

The following summarizes the significant changes to the Company’s accounting policies on adoption of IFRS.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(iii) Changes to accounting policies (continued)

(a) Impairment of non-financial assets

IFRS requires a write down of assets if the higher of the fair market value and the value in use of a group of assets is less than its carrying value. Value in use is determined using discounted estimated future cash flows. Current Canadian GAAP requires a write down to estimated fair value only if the undiscounted estimated future cash flows of a group of assets are less than its carrying value.

The Company's accounting policies related to impairment of non-financial assets have been changed to reflect these differences. There was no impact on the unaudited condensed consolidated interim financial statements as there were no impairment indicators on the Transition Date.

(b) Decommissioning Liabilities (Asset Retirement Obligations)

IFRS requires the recognition of a decommissioning liability for legal or constructive obligations, while current Canadian GAAP only requires the recognition of such liabilities for legal obligations. A constructive obligation exists when an entity has created reasonable expectations that it will take certain actions.

The Company's accounting policies related to decommissioning liabilities have been changed to reflect these differences. There is no impact on the unaudited condensed consolidated interim financial statements as there was no legal or constructive obligation on the Transition Date.

(c) Income Taxes

Under Canadian GAAP, the Company has recognized deferred tax on temporary differences arising on acquisition of assets where the carrying amount of the assets acquired exceeded the tax base.

IFRS provides for a specific exemption from recording a deferred tax liability on initial recognition when the transaction is not a business combination and at the time of the transaction, affects neither accounting profit/loss nor tax profit/loss. As the acquisition of certain interest in exploration properties meet the IFRS exemption criteria, the recognition of deferred tax liabilities in relation to these assets acquired under Canadian GAAP is reversed under IFRS.

(iv) Presentation

Certain amounts in the unaudited condensed consolidated interim statements of financial position, statements of loss and comprehensive loss and statements of cash flows have been reclassified to conform to the presentation adopted under IFRS.

(v) Reconciliation between IFRS and Canadian GAAP

Transition date unaudited condensed statement of financial position

The Company's Transition Date IFRS unaudited statement of financial position is included as comparative information in the unaudited condensed consolidated interim statements of financial position in these financial statements. The changes in accounting policies resulting from the Company’s adoption of IFRS had no impact on the unaudited consolidated statement of financial position as at the transition date of May 1, 2010.

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v) Reconciliation between IFRS and Canadian GAAP (continued)

The May 1, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	May 1, 2010

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

ASSETS

Current assets
Cash and cash equivalents	$11,137,382	$-	$11,137,382
Amounts receivable and other assets	130,342	-	130,342
	11,267,724	-	11,267,724

Interest in exploration properties and deferred exploration expenditures (note 18 (iii) (c))	3,840,460	(424,189)	3,416,271
Equipments	26,007	-	26,007
	$15,134,191	$(424,189)	$14,710,002

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities	$325,079	$-	$325,079

Future income tax liability (note 18 (iii) (c))	424,189	(424,189)	-
	749,268	(424,189)	325,079

Equity
Share capital	11,798,967	-	11,798,967
Reserves	4,697,259	-	4,697,259
Accumulated deficit	(2,111,303)	-	(2,111,303)
Total equity	14,384,923	-	14,384,923
Total equity and liabilities	$15,134,191	$(424,189)	$14,710,002

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v) Reconciliation between IFRS and Canadian GAAP (continued)

The April 30, 2011 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	April 30, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

ASSETS

Current assets
Cash and cash equivalents	$22,870,894	$-	$22,870,894
Amounts receivable and other assets	328,637	-	328,637
Available-for-sale investment	280,000	-	280,000
	23,479,531	-	23,479,531

Interest in exploration properties and deferred exploration expenditures (note 18 (iii) (c))	7,659,047	(81,036)	7,578,011
Equipments	42,902	-	42,902
	$31,181,480	$(81,036)	$31,100,444

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities	$1,046,868	$-	$1,046,868
	1,046,868	-	1,046,868

Equity
Share capital	31,364,501	-	31,364,501
Reserves	7,999,728	-	7,999,728
Accumulated deficit (note 18 (iii) (c))	(9,404,617)	(81,036)	(9,485,653)
Accumulated other comprehensive income	175,000	-	175,000
Total equity	30,134,612	(81,036)	30,053,576
Total equity and liabilities	$31,181,480	$(81,036)	$31,100,444

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v) Reconciliation between IFRS and Canadian GAAP (continued)

The July 31, 2010 Canadian GAAP balance sheet has been reconciled to IFRS as follows:

	July 31, 2010

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

ASSETS

Current assets
Cash and cash equivalents	$9,834,942	$-	$9,834,942
Amounts receivable and other assets	208,843	-	208,843
	10,043,785	-	10,043,785

Interest in exploration properties and deferred exploration expenditures (note 18 (iii) (c))	4,422,054	(424,189)	3,997,865
Equipments	27,409	-	27,409
	$14,493,248	$(424,189)	$14,069,059

EQUITY AND LIABILITIES

Current liabilities
Amounts payable and other liabilities	$115,822	$-	$115,822

Future income tax liability (note 18 (iii) (c))	408,000	(408,000)	-
	523,822	(408,000)	115,822

Equity
Share capital	11,801,733	-	11,801,733
Reserves	4,933,868	-	4,933,868
Accumulated deficit (note 18 (iii) (c))	(2,766,175)	(16,189)	(2,782,364)
Total equity	13,969,426	(16,189)	13,953,237
Total equity and liabilities	$14,493,248	$(424,189)	$14,069,059

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v) Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of loss and comprehensive loss for the three months ended July 31, 2010 has been reconciled to IFRS as follows:

	Three months ended July 31, 2010

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating expenses
General and administrative (note 15)	$695,082	$-	$695,082
	(695,082)	-	(695,082)
Foreign exchange gain	6,327	-	6,327
Interest income	17,694	-	17,694
Net loss for before tax	(671,061)	-	(671,061)
Future income tax (recovery) (note 18 (iii) (c))	16,189	(16,189)	-
Net loss and comprehensive loss for the period	$(654,872)	$(16,189)	$(671,061)

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v) Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of loss and comprehensive loss for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	Year ended April 30, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating expenses
General and administrative	$3,513,158	$-	$3,513,158
	(3,513,158)	-	(3,513,158)
Foreign exchange gain	89,826	-	89,826
Write-off of exploration property (note 18 (iii) (c))	(4,474,945)	343,153	(4,131,792)
Interest income (expense)	155,774	-	155,774
Net loss before tax	(7,742,503)	343,153	(7,399,350)
Future income tax (recovery) (note 18 (iii) (c))	449,189	(424,189)	25,000
Net loss for the year	(7,293,314)	(81,036)	(7,374,350)
Unrealized gain on available-for-sale securities, net of tax of $25,000	175,000	-	175,000
Net comprehensive loss for the year	$(7,118,314)	$(81,036)	$(7,199,350)

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v) Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of cash flows for the three months ended July 31, 2010 has been reconciled to IFRS as follows:

	Three months ended July 31, 2010

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating activities
Net loss for the period	$(654,872)	$(16,189)	$(671,061)
Adjustment for:
Amortization	1,725	-	1,725
Shares-based payments	236,875	-	236,875
Future income tax recovery (note 18 (iii) (c))	(16,189)	16,189	-
Non-cash working capital items:
Amounts receivable and other assets	(78,501)	-	(78,501)
Amounts payable and other liabilities	(209,257)	-	(209,257)
Net cash used in operating activities	(720,219)	-	(720,219)
Investing activities
Expenditures on exploration properties	(581,594)	-	(581,594)
Additions to equipments	(3,127)	-	(3,127)
Net cash used in investing activities	(584,721)	-	(584,721)
Financing activities
Issue of securities	2,500	-	2,500
Net cash provided by financing activities	2,500	-	2,500
Net change in cash and cash equivalents	(1,302,440)	-	(1,302,440)
Cash and cash equivalents, beginning of period	11,137,382	-	11,137,382
Cash and cash equivalents, end of period	$9,834,942	$-	$9,834,942

Bridgeport Ventures Inc.
Notes to the Condensed Consolidated Interim Financial Statements
July 31, 2011 and 2010
(Expressed in Canadian dollars)
(Unaudited)

18.	Conversion to IFRS (continued)

(v) Reconciliation between IFRS and Canadian GAAP (continued)

The Canadian GAAP statement of cash flows for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	Year ended April 30, 2011

		Effect of
	Canadian	transition to
	GAAP	IFRS	IFRS

Operating activities
Net loss for the year	$(7,293,314)	$(81,036)	$(7,374,350)
Adjustment for:
Amortization	9,067	-	9,067
Shares-based payments	1,352,186	-	1,352,186
Write-off of exploration property (note 18 (iii) (c))	4,474,945	(343,153)	4,131,792
Future income tax recovery (note 18 (iii) (c))	(449,189)	424,189	(25,000)
Non-cash working capital items:
Amounts receivable and other assets	(198,295)	-	(198,295)
Amounts payable and other liabilities	(31,419)	-	(31,419)
Net cash used in operating activities	(2,136,019)	-	(2,136,019)
Investing activities
Expenditures on exploration properties	(2,465,324)	-	(2,465,324)
Option payment received	20,000	-	20,000
Additions to equipments	(25,962)	-	(25,962)
Net cash used in investing activities	(2,471,286)	-	(2,471,286)
Financing activities
Issue of securities	17,702,600	-	17,702,600
Share issue costs	(1,361,783)	-	(1,361,783)
Net cash provided by financing activities	16,340,817	-	16,340,817
Net change in cash and cash equivalents	11,733,512	-	11,733,512
Cash and cash equivalents, beginning of year	11,137,382	-	11,137,382
Cash and cash equivalents, end of year	$22,870,894	$-	$22,870,894

19.	Subsequent event

(1) On August 17, 2011, the Company signed an amending letter agreement (the "Amending Agreement") with Gondwana Gold to extend the time by which the Commitments (as defined in note 8) must be satisfied until February 20, 2012 in exchange for an additional 25,000 Gondwana Gold shares to be issued to Bridgeport.

(2) Subsequent to July 31, 2011, the Company decided to terminate Trillador Property and Tamara Property, as a result, a total of $1,074,572 of mineral properties and related receivable related to Chile was written off for the three months ended July 31, 2011.

(3) On September 6, 2011, the Company granted various employees of the Company 215,000 stock options to acquire shares of the Company for $0.50 each for a period of 5 years. The options shall vest as to 1/3 on the date of grant and 1/3 after the first and second anniversaries of the date of grant.